SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file numbers 1-2116 and 000-50408

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

ARMSTRONG HOLDINGS, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN OF ARMSTRONG WORLD INDUSTRIES, INC.

March 26, 2007	By:	/s/: R. Scott Webster
R. Scott Webster, Secretary of the Retirement Committee

Item 1

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan of Armstrong World Industries, Inc. (the Plan) (formerly known as the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc) as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

March 26, 2007
Philadelphia, Pennsylvania

Item 2

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Net Assets Available for Benefits

September 30, 2006 and 2005

	September 30,
	2006	2005
Assets:
Investments in master trust (see Note 2):
Shares of registered investment companies	$228,236,942	$210,307,903
Interest in common/collective trusts	133,785,693	142,055,441
Armstrong Holdings, Inc. Common Stock	91,644	1,605,600
Participant loans	4,932,406	4,953,051

Total investments in master trust	367,046,685	358,921,995
Investments in employee stock ownership funds (see Note 2):
Cash equivalents	5,386,169	5,155,330
Armstrong Holdings, Inc. Common Stock	263,631	4,443,183

Total investments in employee stock ownership funds	5,649,800	9,598,513
Interest and other receivables	23,726	15,590

Total assets	372,720,211	368,536,098

Liabilities:
Guaranteed ESOP notes	142,158,150	142,158,150
Interest and tax penalty	15,458,029	15,458,029
Accrued interest	179,206,268	139,874,693

Total liabilities	336,822,447	297,490,872

Net assets available for benefits	$35,897,764	$71,045,226

See accompanying notes to the financial statements.

Item 3

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2006 and 2005

	Year Ended September 30,
	2006	2005
Additions to net assets attributed to:
Employee contributions	$21,174,403	$20,003,045
Employer contributions	7,420,710	6,018,314

	28,595,113	26,021,359
Dividends	13,530,078	9,506,984
Interest on loans	253,374	190,622
Interest income	238,164	85,244
Net appreciation in fair value of investments	8,644,216	25,602,198
Net transfers from other employee benefit plans	433,154	—

	23,098,986	35,385,048

Total additions	51,694,099	61,406,407

Reduction in net assets attributed to:
Benefits paid to participants	47,409,177	36,716,159
Deemed distributions of participant loans	17,902	6,411
Fees	82,907	48,935
Interest expense	39,331,575	34,737,486
Net transfers to other employee benefit plans	—	19,077

Total reductions	86,841,561	71,528,068

Net decrease	(35,147,462)	(10,121,661)
Net assets available for benefits:
Beginning of year	71,045,226	81,166,887

End of year	$35,897,764	$71,045,226

See accompanying notes to the financial statements.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements

September 30, 2006 and 2005

(1)	Plan Description

The following description of the Savings and Investment Plan of Armstrong World Industries, Inc. (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan, known as the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. prior to March 1, 2005, is comprised of two parts—Retirement Savings Plan and Employee Stock Ownership Plan (ESOP). Each part has its own set of participant accounts and investment funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 6, 2000 Armstrong World Industries, Inc. (“Armstrong”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to use the court-supervised reorganization process to achieve a resolution of its asbestos-related liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. See Note 14 for further discussion of Chapter 11 events.

(a)	Retirement Savings

Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

Each participant may have up to seven accounts that make up the participant’s total balance:

Sheltered account – Participants can contribute from 1% to 40% of pretax compensation (as defined in the Plan document) as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

Standard account – Participants may contribute from 1% to 10% of after-tax compensation (as defined in the Plan document).

Rollover account – Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan, qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

Retirement savings match account – This account holds any cash match amount contributed by Armstrong beginning in December 2000. The cash match is determined as follows:

1.	For salaried production employees, if their date of last hire was before January 1, 2005, and they elected to remain in the Armstrong Retirement Income Plan, their company match is shown below. For Armstrong non-production salaried employees, if they are eligible to participate in the Armstrong Retirement Income Plan based on age and years of continuous employment on February 28, 2006, they continue to earn Armstrong Retirement Income Plan pension benefits and they participate in the Plan with the Company match shown below. For all hourly employees, the Company match is also shown below:

•	50% on the first 6% of their Pay to the Sheltered Account

•	Maximum Company Matching Contribution of 3%

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

2.	For all salaried employees, if their date of last hire was on or after January 1, 2005, or their date of last hire was before January 1, 2005, and they elected to participate in the Plan with the enhanced Company match and stop accruing benefits under Armstrong’s Retirement Income Plan, or if they are an Armstrong non-production salaried employee and they are not eligible to participate in the Armstrong Retirement Income Plan based on their age and continuous employment with the Company on February 28, 2006, the Company match is as follows:

•	100% on the first 4% of their Pay contributed to the Sheltered Account

•	50% on the next 4% of their Pay contributed to the Sheltered Account

•	Maximum Company Matching Contribution of 6%

This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account).

Age 50 catch-up account – Participants who are age 50 or older may make “catch-up” contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

AWP profit sharing account – This account holds discretionary profit sharing money contributed by Armstrong for certain employees.

Tax-deductible account (MIRA) – This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any Armstrong contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in Armstrong amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in Armstrong amounts contributed to their retirement savings match account upon completion of three years of service. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan and were hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

(b)	Stock Ownership

The ESOP portion of the Plan has three accounts maintained for each eligible member for contributions and allocations of shares of Armstrong Holdings, Inc. common stock from the Unallocated Armstrong Holdings, Inc. Common Stock Fund. Effective December 1, 2000, all regular contributions and allocations to these accounts ceased.

Exchange account -Participants who elected to reduce their pre-tax compensation (as defined in the Plan document) in amounts ranging from 1% to 6% had these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong Holdings, Inc. common stock.

Match account - The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong Holdings, Inc. common stock. The matching amounts were recorded in participants’ Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Equity account – Eligible participants also received shares of Armstrong Holdings, Inc. common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

All participants have a 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vests after five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in their Equity and Match Accounts upon completion of three years of service.

Amounts forfeited by participants are first used to pay administrative expenses and then to reduce future Armstrong contributions under the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The managed income portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

Deemed distributions occur when active participants default on their loans. The loans are in default due to failure to make the required repayments or the loans mature and have not been repaid in full.

Employee Stock Ownership Funds

Investments in the Employee Stock Ownership Funds represent shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

During the plan year ended September 30, 2005, Armstrong’s Retirement Committee approved the sale of the remaining unallocated Armstrong Holdings Inc. common stock. These shares were sold between December of 2004 and April 2005. The cash proceeds from the sale of these shares were allocated to eligible participant accounts on November 1, 2006.

(c)	Expenses

All legal, accounting and most administrative expenses associated with Plan operations are paid by Armstrong.

(d)	Payment of Benefits

Benefits are recorded when paid.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(3)	Investments in Master Trust

(a)	Retirement Savings Funds

Assets are held in a Master Trust administered by Fidelity Management Trust Co. (“Fidelity”), as Trustee, and are segregated into twenty-eight investment funds.

The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Spartan US Equity Index Fund – This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor’s Composite Index of 500 stocks.

2.	Fidelity Magellan Fund – This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Davis New York Venture Fund.

3.	Fidelity Low-Priced Stock Fund – This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. This fund was closed to new investors on July 30, 2004.

4.	Fidelity Managed Income Portfolio II, Class 3 – This fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans which is comprised of high-quality fixed income investment contracts issued by insurance companies and other financial institutions.

5.	MSIF Global Value Equity Portfolio – This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

6.	Armstrong Holdings, Inc. Common Stock – Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2006 and 2005 were 555,416 and 726,516, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

7.	Fidelity Overseas Fund – This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Fidelity Diversified International Fund.

8.	Fidelity OTC Portfolio – This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments and tend to be from smaller or newer companies.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

9.	Davis New York Venture Fund – This fund invests primarily in stocks of large U.S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth.

10.	Fidelity Diversified International Fund – This fund invests primarily in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments.

11.	Goldman Sachs Mid-Cap Value Fund – This fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.

12.	MSIF Trust Mid Cap Value Portfolio – This fund seeks to invest in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Goldman Sachs Mid Cap Value Fund.

13.	MSIF Trust Value Portfolio – This fund primarily invests in common stocks of companies with capitalizations generally greater than $1 billion at the time of purchase. It emphasizes a value style of investing, seeking well-established companies that appear to be undervalued and currently are not being recognized in the market place.

14.	Fidelity Equity Income Fund – This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap “value” stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities.

15.	Fidelity Intermediate Bond Fund – This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Credit Bond Index is used as a guide in structuring the fund and selecting the investments.

16.	Fidelity Freedom 2010 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2008-2012.

17.	Fidelity Freedom 2015 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2013-2017.

18.	Fidelity Freedom 2020 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2018-2022.

19.	Fidelity Freedom 2025 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2023-2027.

20.	Fidelity Freedom 2030 Fund – This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2028-2032.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

21.	Fidelity Freedom 2035 Fund–This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2033-2037.

22.	Fidelity Freedom 2040 Fund–This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2038-2042.

23.	Fidelity Freedom 2045 Fund–This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2043-2047.

24.	Fidelity Freedom 2050 Fund–This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2048-2052.

25.	Fidelity Freedom Income Fund – This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

26.	Rainier Small/Mid-Cap Equity I Portfolio – This fund seeks a high total return by investing primarily in small and mid-sized equity securities, ranging from approximately $100 million to $12 billion in market capitalization.

27.	Neuberger Berman Fasciano Investment Fund – This fund seeks a high total return by investing in small cap companies with market capitalization of less than $1.5 billion that have the potential for increased earnings, using both the value and growth oriented investment approach.

28.	Fidelity Capital Appreciation Fund – This fund seeks a high total return by investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. At any given time, the fund may contain “growth” stocks or “value” stocks, or a combination of both types.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2006, the interest rates ranged between 4.00% and 9.5%. At September 30, 2005, the interest rates ranged between 4.00% and 11.96%.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the Plan’s investments in the Master Trust at September 30, 2006 and 2005 (see also Note 11):

Investment		September 30, 2006	September 30, 2005
*	Spartan US Equity Index Fund	$38,354,893	$42,342,776
*	Fidelity Magellan Fund	—	58,641,838
	Davis New York Venture Fund	61,140,293	6,903,093
*	Fidelity Low-Priced Stock Fund	17,190,603	17,087,409
*	Fidelity Managed Income Portfolio II, Class 3	133,785,683	142,055,441
	MSIF Global Value Equity Portfolio	3,769,079	3,590,173
•	Armstrong Holdings, Inc. Common Stock	91,644	1,605,600
*	Fidelity Overseas Fund	—	3,431,050
*	Fidelity Diversified International Fund	13,866,418	3,007,486
*	Fidelity OTC Portfolio	14,187,467	15,098,051
	Rainier Small/Mid-Cap Equity I Portfolio	6,274,944	1,660,804
	NB Fasciano Investment Fund	836,378	466,762
*	Fidelity Capital Appreciation Fund	3,616,135	669,839
	MSIF Trust Mid Cap Value Portfolio	—	6,782,105
	Goldman Sachs Mid-Cap Value Fund	16,003,086	6,141,622
	MSIF Trust Value Portfolio	5,128,145	4,430,338
*	Fidelity Equity Income Fund	8,574,791	7,460,863
*	Fidelity Intermediate Bond Fund	5,449,903	5,545,137
*	Fidelity Freedom 2010 Fund	11,793,904	10,969,048
*	Fidelity Freedom 2015 Fund	213,628	—
*	Fidelity Freedom 2020 Fund	13,391,993	11,128,278
*	Fidelity Freedom 2025 Fund	153,958	—
*	Fidelity Freedom 2030 Fund	4,228,629	1,674,544
*	Fidelity Freedom 2035 Fund	171,480	—
*	Fidelity Freedom 2040 Fund	1,796,417	1,060,521
*	Fidelity Freedom 2045 Fund	44,914	—
*	Fidelity Freedom 2050 Fund	9,615	—
*	Fidelity Freedom Income Fund	2,040,279	2,216,166
	Participant loans	4,932,406	4,953,051

	Total investment in Master Trust	$367,046,685	$358,921,995

*	Parties-in-Interest

•	Plan Sponsor

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The amounts of net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) of the Master Trust for the years ended September 30, 2006 and 2005 are presented below (see also Note 11):

Investment	2006	2005
Spartan US Equity Index Fund	$3,328,624	$4,064,882
Fidelity Magellan Fund	2,080,667	5,874,555
Davis New York Venture Fund	3,491,169	321,335
Fidelity Low-Priced Stock Fund	(410,738)	2,115,432
MSIF Global Value Equity Portfolio	242,636	407,233
Armstrong Holdings, Inc. Common Stock	(1,364,568)	668,854
Fidelity Overseas Fund	365,767	759,046
Fidelity Diversified International Fund	1,033,557	246,969
Fidelity OTC Portfolio	903,784	2,493,293
Rainier Small/Mid-Cap I Fund	8,538	174,673
NB Fasciano Investment Fund	(46,899)	26,057
Fidelity Capital Appreciation	(2,841)	42,499
MSIF Trust Mid Cap Value Portfolio	467,452	1,348,243
Goldman Sachs Mid-Cap Value Fund	341,228	447,202
MSIF Trust Value Portfolio	213,021	307,252
Fidelity Equity Income Fund	638,668	475,058
Fidelity Intermediate Bond Fund	(29,754)	(110,473)
Fidelity Freedom 2010 Fund	373,795	623,346
Fidelity Freedom 2015 Fund	1,512	—
Fidelity Freedom 2020 Fund	572,609	1,047,188
Fidelity Freedom 2025 Fund	1,367	—
Fidelity Freedom 2030 Fund	148,886	167,828
Fidelity Freedom 2035 Fund	2,858	—
Fidelity Freedom 2040 Fund	78,019	100,202
Fidelity Freedom 2045 Fund	300	—
Fidelity Freedom 2050 Fund	65	—
Fidelity Freedom Income Fund	22,251	52,847

Net appreciation in fair value of investments	$12,461,973	$21,653,521

(b)	Stock Ownership Funds

According to the terms of the trust agreement between JPMorgan Chase Bank (“the ESOP Trustee”) and Armstrong, the ESOP Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong Holdings, Inc. common stock as is necessary to administer the Plan in accordance with its terms.

	2006	2005
Shares held in the Allocated Armstrong Holdings, Inc. Stock Fund at September 30	1,597,761	2,010,490
Quoted market price per share at September 30	$.165	$2.21
Net (depreciation) appreciation in fair value during the year	($3,817,757)	$3,948,677

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(4)	Armstrong Contributions

Armstrong matches in cash, a designated percentage of each employee’s pre-tax contribution into the Sheltered Account.

(5)	Guaranteed ESOP Notes and Loans Due Plan Sponsor

The shares of Armstrong Holdings, Inc. common stock held in the Plan’s Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, Armstrong failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan’s remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in Note 1, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of Armstrong’s Chapter 11 filing, Armstrong was not permitted to comply with its guarantee to pay such amounts. From December 15, 2000 through September 30, 2006 no debt service payments were made and interest on unpaid principal, interest, and penalty accrued at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After Armstrong’s Chapter 11 filing, such interest amounts are not recorded on Armstrong’s financial statements. None of the Plan’s assets have been pledged as collateral for the Guaranteed ESOP notes. See note 14 for additional discussion of Chapter 11 events.

The sources of cash used to repay the Plan’s debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. On December 12, 2003 the Plan was amended to prohibit the future use of employee contributions to repay the Plan’s debt. In addition, Armstrong Holdings Inc. has not declared any dividends since July 2000.

(6)	Benefits

(a)	Retirement Savings Accounts

Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant’s account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pre-tax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employees shall be ineligible to make contributions for a 6 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Rollover, Standard, AWP profit sharing or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator. Armstrong officers are restricted from receiving loans through the Plan.

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ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(b)	Stock Ownership Accounts

Upon death or any other separation from service from Armstrong, participants or their beneficiaries are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong Holdings, Inc. common stock.

(7)	Obligation for Benefits

All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee’s account will be distributed as the Plan Administrator directs.

(8)	Eligibility

All salaried employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate in the Plan except for foreign nationals and leased employees. In addition, certain hourly employees are eligible to participate, including those employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(9)	Diversification

Although the Plan allows all participants, regardless of age and vested status, to fully diversify their ESOP accounts, certain participants are precluded from diversifying Armstrong Holdings Inc. common stock because of Armstrong’s ongoing Chapter 11 proceedings.

(10)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan’s qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(11)	Master Trust Agreement

The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2006 and 2005:

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Notes to Financial Statements, (Continued)

	September 30, 2006		September 30, 2005
	Cost	Fair Value	Cost	Fair Value
Armstrong Holdings, Inc. Common Stock	$12,260,866	$159,420	$16,174,886	$2,837,286
Investments in registered investment companies	231,382,945	262,270,568	206,947,164	245,373,550
Investment in common/collective trusts	179,705,798	179,705,797	191,435,074	191,435,074
Participant loans	7,537,837	7,537,837	7,406,606	7,406,606

Total investments in Master Trust	$430,887,446	$449,673,622	$421,963,730	$447,052,516

Plan’s interest in Master Trust	$346,769,700	$367,046,685	$332,413,184	$358,921,995
Plan’s percentage in Master Trust	80.5%	81.6%	78.8%	80.3%

During 2006 and 2005, the Master Trust’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2006	2005
Net appreciation in Master Trust	$13,747,621	$25,695,225
Allocated net appreciation in Master Trust	12,461,973	21,653,521

During 2006 and 2005, interest and dividends in the Master Trust were as follows:

	2006	2005
Interest and dividends in Master Trust	$17,050,857	$12,476,679
Allocated interest and dividends from investment in Master Trust	13,783,452	9,697,606

All of the above information was certified as complete and accurate by Fidelity Management Trust Company at September 30, 2006 and 2005 and for the years then ended.

(12)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(13)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Total assets invested in Fidelity-managed funds were $268,870,710 at September 30, 2006 and $322,388,447 at September 30, 2005.

(14)	Subsequent Events

On October 2, 2006 (the “Effective Date”), Armstrong World Industries’ (“Armstrong”) plan of reorganization, which was confirmed by order dated August 18, 2006, became effective, and Armstrong emerged from Chapter 11. The following summarizes the events in its Chapter 11 case that led to Armstrong’s emergence.

Plan of Reorganization and Disclosure Statement

On November 4, 2002, Armstrong filed a plan of reorganization with the Bankruptcy Court. Subsequently, Armstrong filed several amendments to the plan, along with various exhibits. The Fourth Amended Plan of Reorganization, with certain exhibits, was filed on May 23, 2003 and, as so amended and as modified by modifications filed with the Bankruptcy Court on October 17, 2003, November 10, 2003, December 3, 2004, and February 21, 2006, was confirmed by the U.S. District Court for the District of Delaware (the “Court”) on August 18, 2006. Such plan, as modified on May 23, 2003 and as from time to time modified through February 21, 2006 and then confirmed, is referred to in this report as the “POR”. Pursuant to the POR, upon emergence

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ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

from Chapter 11 on October 2, 2006, Armstrong continued to conduct its existing lines of business with a reorganized capital structure under which, among other things, its existing shares were cancelled and new common shares of reorganized Armstrong and cash were issued to its unsecured creditors and to the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Asbestos PI Trust”), which was established under the POR, as described below, for the benefit of Armstrong’s current and future asbestos-related personal injury claimants, in full satisfaction of their claims against Armstrong. The POR excludes Armstrong’s Nitram and Desseaux subsidiaries, neither of which is material to Armstrong and which are pursuing separate resolutions of their Chapter 11 cases that are expected to result in the winding up of their affairs.

In connection with the vote of creditors on the POR, Armstrong prepared a disclosure statement concerning its business and the POR, including certain projected financial information assuming an effective date of the POR of July 1, 2003, intended to demonstrate to the Bankruptcy Court the feasibility of the POR and Armstrong’s ability to continue operations upon its emergence from Chapter 11. On May 30, 2003, the Bankruptcy Court approved the disclosure statement for distribution to parties in interest in the Chapter 11 Case. The projected financial information included in the disclosure statement was updated in certain respects by information submitted to the Bankruptcy Court in connection with the Bankruptcy Court’s November 2003 hearing on confirmation of the POR and was not otherwise updated for use in any submission made in the Chapter 11 Case. This projected financial information was prepared for the limited purposes of consideration by the Bankruptcy Court, creditors and other parties in interest in the Chapter 11 Case of matters pertinent to the case. The projected financial information and estimates of value were prepared by Armstrong and its financial advisors and were not audited or reviewed by independent accountants. At the time they were prepared in 2003, the projections reflected numerous assumptions concerning reorganized Armstrong’s anticipated future performance and with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in a material respect. Actual results have and may vary significantly from those contemplated by the projections.

During 2003, the POR was submitted for a vote by Armstrong’s creditors for its approval. It was approved by each creditor class that was entitled to vote on the POR except the class of unsecured creditors. On November 17 and 18, 2003, the Bankruptcy Court held a hearing on confirmation of the POR and on December 19, 2003, issued proposed findings of fact and conclusions of law and a proposed order confirming the POR, notwithstanding the rejection of the POR by the class of unsecured creditors. On December 29, 2003, the Unsecured Creditors’ Committee filed an objection to the Bankruptcy Court’s proposed findings of fact and conclusions of law and the proposed order of confirmation of the POR.

In order for Armstrong’s POR to be confirmed, the U.S. District Court had to also issue findings of fact and conclusions of law in support of confirmation of the POR, enter or affirm an order confirming the POR and issue an injunction under Section 524(g) of the Bankruptcy Code. Following procedural delays concerning the status of the prior U.S. District Court judge presiding over Armstrong’s Chapter 11 Case, the case was assigned to U.S. District Court Judge Eduardo C. Robreno in June 2004. A hearing was held before Judge Robreno on December 15, 2004 to consider the objections to confirmation of the POR. On February 23, 2005, Judge Robreno ruled that the POR could not be confirmed. In the court’s decision, the Judge found that, because the class of unsecured creditors voted to reject the POR, the distribution of warrants to existing equity holders, as then provided under the POR violated the absolute priority rule of the Bankruptcy Code.

Armstrong filed a Notice of Appeal of this decision to the United States Court of Appeals for the Third Circuit. On December 29, 2005, the U.S. Court of Appeals affirmed the District Court’s decision to deny confirmation of the POR.

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Notes to Financial Statements, (Continued)

At a status conference before Judge Robreno on February 3, 2006, Armstrong and the court-authorized representatives of Armstrong’s creditors and claimants advised the Court that they had agreed on a proposed schedule for a confirmation hearing on a modified POR which would eliminate the provisions regarding distribution of warrants to Armstrong’s existing equity holder. Armstrong filed the modified POR with the Court on February 21, 2006. Following the conference, Judge Robreno established a schedule for a U.S. District Court confirmation hearing on the modified POR.

The confirmation hearing commenced on May 23, 2006 and concluded with oral arguments on July 11, 2006. At that hearing, the Court heard testimony and received evidence relating to the Unsecured Creditors’ Committee’s objection that the modified POR unfairly discriminated against the unsecured creditors, based on the size of the present and future asbestos liability implied by the modified POR.

On August 15, 2006, the Court issued its opinion overruling the Unsecured Creditors’ Committee’s objection. On August 18, 2006, the Court entered the order confirming Armstrong’s POR, along with its findings of facts and conclusions of law.

Relationship to Armstrong Holdings, Inc. (“AHI”)

Upon the POR becoming effective on October 2, 2006, all then-current shares of Armstrong were cancelled, and AHI was not entitled to any distribution on account of its equity interest in AWI. See “Matters Concerning AHI” below for a discussion on the pending matters between AHI and Armstrong.

Matters Concerning AHI

As of September 30, 2006, AHI’s only operation was its indirect ownership, through Armstrong Worldwide, Inc. (a Delaware corporation), of all of the capital shares of Armstrong. Upon the POR becoming effective on October 2, 2006, all then-current shares of Armstrong were cancelled, and AHI was not entitled to any distribution on account of its equity interest in Armstrong. After considering the result of its intercompany account claims and the tax consequences to AHI of Armstrong’s emergence from Chapter 11 (described below), AHI is expected to decide whether or not to dissolve.

On August 23, 2006, AHI announced that it and Armstrong Worldwide, Inc. have pending claims in Armstrong’s Chapter 11 Case (collectively, the “AHI Claim”). The AHI Claim relates to intercompany charges and credits between the companies. If and to the extent the AHI Claim or any part of it is allowed in Armstrong’s Chapter 11 Case, AHI would recover on such claim on the same basis as other general unsecured creditors of Armstrong are entitled to recover under the POR.

A final federal income tax return for AHI and Armstrong on a consolidated basis is expected to be filed for 2006 by September 2007. AHI and Armstrong will report substantial tax losses in this final tax return. The use of the tax losses and the extent to which they result in tax refunds will be affected by elections to be made in this final consolidated return by AHI as agent for the Armstrong consolidated group. Some elections would be more beneficial to one company than the other. AHI will receive a substantial tax refund of current year, and possibly prior year, tax payments, a portion of which AHI would pay over to reorganized Armstrong and the balance of which it would retain. The amount of the refund of prior year tax payments will depend in part on the elections made in the tax return. How much of the tax refunds will be retained by AHI was negotiated between AHI and reorganized Armstrong (see below). Apart from the allocation of the refund, AHI may also be entitled to additional benefits from carrying forward the balance of its tax loss, subject to any limitations that may be applicable for federal income tax purposes in the event of certain changes in ownership of AHI. There is no assurance such a limiting change in ownership has not and will not occur.

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ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

In order to address the AHI Claim and its tax-related issues with Armstrong, at a meeting on September 16, 2006, the Board of Directors of AHI appointed a special committee of the Board. The members of the committee are independent directors of AHI who do not serve as directors of, or otherwise participate in the affairs of, Armstrong. The committee negotiated with Armstrong concerning these matters.

On February 26, 2007, AHI and Armstrong announced that they reached a settlement on all intercompany claim and tax matters. The settlement was submitted to the U.S. Bankruptcy Court for its approval. The settlement calls for Armstrong to pay AHI $20 million in cash, and gives AHI an allowed claim under Armstrong’s confirmed Plan of Reorganization of $8.5 million. The settlement gives Armstrong the right to make all relevant tax elections and file all required tax returns on behalf of the Armstrong group of companies for all relevant tax periods during which the two companies were affiliated, and to receive and retain all related tax refunds. The U.S. Bankruptcy Court is scheduled to review the settlement on April 2, 2007.

Common Shares

Armstrong’s new common shares began trading on the New York Stock Exchange on October 10, 2006 under the ticker symbol “AWI”. AHI’s common shares continue to trade in the over-the-counter (OTC) Bulletin Board under the ticker symbol “ACKHQ”. Shares held in the Plan trade under the ticker symbol “ACKHQ.”

Settlement of ESOP Notes

In connection with the Chapter 11 Case, proofs of claim representing claims against Armstrong under its guarantee of the ESOP Loans were filed and allowed by the Court. The ESOP Guarantee Claims were treated as General Unsecured Claims and received initial distributions under the POR commencing on October 17, 2006. Pursuant to the POR, Armstrong’s guaranty of the ESOP Loans has been cancelled. Except for the right to receive distributions under the POR, holders of the notes evidencing the ESOP Loans effectively have no further recourse.

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ARMSTRONG WORLD INDUSTRIES, INC.

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

September 30, 2006

Description of Investment	Cost	Fair Value
*Allocated Armstrong Holdings, Inc. Common Stock	$68,264,282	$263,631
Investments in Master Trust	346,769,700	367,046,685

*	Party In Interest

See Report of Independent Registered Public Accounting Firm